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August 25, 2020

Office of Technology
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:
Sollensys Corp.
Form 8-K
Filed August 11, 2020
File No. 333-174581

Dear Sir or Madam,

We acknowledge receipt of the comments from the staff of the Division of Corporate Finance (the “Staff”) set forth in the Staff’s comment letter dated August 14, 2020 addressed to Donald Beavers, Chief Executive Officer of Sollensys Corp. (the “Company”) regarding the Company’s Current Report on Form 8-K, filed August 11, 2020, which we have set out below, together with our responses.

Form 8-K filed August 11, 2020

General

Comment 1.
It appears that immediately before the transaction with Eagle Lake Laboratories you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Technology
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
August 25, 2020

Response:

Item 2.01(f) of Form 8-K

Item 2.01(f) of Form 8-K requires a registrant to disclose certain information if a registrant or any of its majority-owned subsidiaries has “completed the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business.” The Company did not acquire or dispose of any assets pursuant to the transaction disclosed in the Company’s Current Report on Form 8-K filed August 11, 2020, and therefore is not required to provide the information required by Item 2.01.

The Company disclosed in its Current Report on Form 8-K filed August 11, 2020 that, effective August 5, 2020, David Lazar, the interim Chief Executive Officer, President, Secretary, Treasurer, and sole director of the Company, and the beneficial owner, through his ownership of Custodian Ventures, LLC (“Custodian Ventures”), of 19,000,000 shares of Series A Preferred Stock, representing 100% of the Company’s issued and outstanding shares of preferred stock, entered into a Stock Purchase Agreement by and among Eagle Lake Laboratories, Inc. (“Eagle”); (ii) the Company; and (iii) Custodian Ventures. The Stock Purchase Agreement is referred to herein as the “SPA.”

Pursuant to the terms of the SPA, Eagle agreed to purchase, and Custodian Ventures agreed to sell, 19,000,000 shares of the Company’s Series A Preferred Stock in exchange for payment by Eagle to Custodian Ventures of $230,000 (collectively with the other transactions in the SPA, the “Stock Purchase”). The Stock Purchase closed on August 5, 2020.

The Company itself did not own the 19,000,000 shares of Series A Preferred Stock that were sold pursuant to the SPA. Rather, Custodian Ventures disposed of such shares. As such, the Company did not acquire or dispose of any assets whatsoever in this transaction. The Company was only a party to the SPA for the purpose of agreeing to expand the size of the Company’s Board by one person to add Donald Beavers as a director, to name Donald Beavers as the Chief Executive Officer and Secretary of the Company, and to obtain the resignation of David Lazar from all officer and director positions at the Company – each to occur at the closing of the Stock Purchase.

Following the closing of the Stock Purchase, and currently, the Company remains a shell company.

For the reasons outlined above, the Company respectfully submits that it was not required to provide the information required by Item 2.01(f) of Form 8-K in its Current Report on Form 8-K filed August 11, 2020.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Office of Technology
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
August 25, 2020

Item 9.01 of Form 8-K

Item 9.01(a), (b), and (c) of Form 8-K require certain financial statements to be provided for a business acquired by a registrant if such acquisition is required to be described in answer to Item 2.01 of Form 8-K.

As discussed above, the Company does not believe that it was required to provide any information or response under Item 2.01 of Form 8-K. As such, the Company did not trigger any disclosure requirements under Items 9.01(a)-(c) of Form 8-K, and was not required to provide any information in response to this Item.

If the Staff has any further comments regarding the Current Report on Form 8-K of the Company filed August 11, 2020, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By: /s/ Laura Anthony
       Laura Anthony, Esq.

cc:
Matthew Crispino, U.S. Securities and Exchange Commission
Jan Woo, U.S. Securities and Exchange Commission
Donald Beavers, Sollensys Corp.

625 N. FLAGLER DRIVE, SUITE 600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832